October 15, 2010

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546
U.S.A.

Re:	Toyota Motor Corporation
Form 20-F For Fiscal Year Ended March 31, 2010 Filed June 25, 2010
Form 6-K Filed August 31, 2010
File No. 01-14948

Dear Mr. Shenk:

We refer to your letter dated September 10, 2010 relating to Toyota Motor Corporation’s (“Toyota” or the “Company”) annual report on Form 20-F for the fiscal year ended March 31, 2010, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2010 and Form 6-K filed with the Commission on August 31, 2010.

Set forth below is our response to your comments.  To assist you in the reviewing process, we have reproduced the comments in bold type.

Form 20-F For Fiscal Year Ended March 31 2010

Section 4.B:  Business Overview, page 8

1.
We note the description of Toyota’s response to the recent recalls and other safety measures in this section.  However, the description of the factors “…causing concern to many people” is very brief and nonspecific.  Please expand this section to provide a more fulsome discussion of the implementation of safety measures initiated or decided upon in fiscal 2010 “to ensure that customers feel safe driving Toyota and Lexus vehicles,” including but not limited to the following:

•	the number of vehicles impacted by the four recalls and other safety measures initiated or decided upon in fiscal 2010, in the aggregate and for each matter,

•	the vehicle models involved,
•	safety measures fully implemented in fiscal 2010 and the timing of safety measures yet to be fully implemented,
•	total costs of safety measures implemented or to be implemented, and actual costs incurred in fiscal 2010, and
•	the types of costs involved (parts, labor, provision for loaner vehicles, etc.).

Please provide the above information to us as well.

The Company’s Response

We acknowledge the Staff’s comments.  We intend to expand our discussion in future filings in substantially the following form under Section 4.B. Business Overview.

“In fiscal 2010, we experienced a significant increase in the number of vehicles subject to recalls and other safety measures.  There were over 14 million vehicles subject to recalls and other safety measures in fiscal 2010, the majority of which occurred in the third and fourth quarters of fiscal 2010 relating to the following four recalls and safety measures.

In November 2009, we announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models.  The vehicle models involved were the Camry, Avalon, Prius, Tacoma, Tundra, ES 350, IS 250/350, Highlander, Corolla, Venza and Matrix.  As of the end of August 2010, approximately 51% of the approximately 6 million vehicles included in the campaign were remedied to address the potential for unsecured or incompatible floor mats.

In January 2010, we announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals.  The vehicle models involved were the Tundra, Sequoia, Avalon, Camry, Corolla, Matrix, RAV4 and Highlander.  As of the end of August 2010, approximately 84% of the approximately 2.5 million vehicles subject to this recall were remedied to address sticking and slow-to-return accelerator pedals.

Also in January 2010, we announced a recall in Europe and China for certain models of Toyota vehicles related to sticking accelerator pedals.  The vehicle models involved in Europe were the Yaris, Verso, Corolla, Auris, Aygo, RAV4, iQ and Avensis.  In China, the recall was limited to the RAV4 model.  As of the end of August 2010, approximately 83% of the approximately 1.7 million vehicles subject to this recall in Europe, and approximately 98% of the approximately 75 thousand vehicles subject to this recall in China, were remedied to address sticking accelerator pedals.

In February 2010, we announced a worldwide recall related to the software program that controls the antilock braking system (ABS) in the Prius, HS 250h, Prius PHV and SAI.  As of the end of August 2010, approximately 93% of the approximately 430 thousand vehicles subject to this recall received program updates.

As of the end of August 2010, a total of approximately 10.7 million remedies were announced on vehicles subject to the above four recalls and safety measures.  Total estimated costs associated with the above four recalls and safety measures amounted to ¥89.0 billion for fiscal 2010 and ¥3.5 billion yen for fiscal 2011.  Of this amount, actual payments incurred for fiscal 2010 amounted to ¥32.4 billion yen.  Specific types of costs involved include costs for parts, labor and costs related to loaner vehicles.”

As referred to in the response to Staff comment #22, the aggregate amount recorded in fiscal 2010 for recalls and other safety measures was ¥256.9 billion, which includes ¥105.6 billion relating to the effect of changes in estimate for future recalls and other safety measures.

Item 5.  Operating Financial Review and Prospects, page 51

5.A Operating Results, page 5l Overview, page 51

Automotive Market Environment, page 51

2.
You disclose that amounts accrued at March 31, 2010 in regard to recalls, other safety measures and associated number of claims, lawsuits and government investigations are not material.  In view of the number and extent of, and associated publicity with, the recalls initiated in fiscal 2010, and that you have cited the recalls as a factor affecting results a number of times in your analysis of results, we believe investors would be interested in knowing the magnitude of the associated amounts recorded.  Please tell us, with a view toward disclosing, the following:

•
The aggregate amount recorded in fiscal 2010 for recalls, other safety measures and associated number of claims, lawsuits and government investigations initiated in fiscal 2010, with separate quantification of amounts recorded for each of the four recalls indicated in the first full paragraph on page 53 and each for claims, lawsuits and government investigations,

•	When amounts associated with each of the separate quantifications indicated in the preceding bullet were first recorded and in what amount,
•	The basis for and adequacy of amounts recorded,
•	Where amounts recorded are reported in your financial statements and in what amount,
•	The aggregate accrued balance and accrued balance for each separate matter indicated in the first bullet at March 31, 2010, with explanation of changes from amounts first recorded, and

•	Changes in amounts accrued subsequent to March 31, 2010, with explanation of the changes.

The Company’s Response

We acknowledge the Staff’s comments.  We respectfully request the Staff to note that we disclosed in our annual report on Form 20-F for the fiscal year ended March 31, 2010 that the amounts accrued as of March 31, 2010 related to legal actions and government investigations regarding the recalls and other safety measures described therein were not material to our financial position, results of operations, or cash flows.  Please refer to pages 47 and F-51.

As referred to in the response to Staff comment #22, the aggregate amount recorded in fiscal 2010 for recalls and other safety measures was ¥256.9 billion.  The total costs for the four recalls and safety measures described on page 53 recorded in the consolidated statement of income for the year ended March 31, 2010 were ¥89.0 billion.  We are of the view that the consecutive nature within a short timeframe in which the four recalls and safety measures occurred as a whole impacted our business and results.  Therefore, we respectfully submit that we are of the view that a separate quantification of each of the four recalls and other safety measures does not necessarily represent the impact the recalls and other safety measures had on our results and that we do not believe that it is useful for a reasonable investor in understanding our results.  As we disclosed in footnote 23 to the financial statements, we are of the view that amounts accrued as of March 31, 2010 for the claims, lawsuits and government investigations relating to the foregoing were not material to our results.

With respect to the foregoing, we first recorded in the consolidated statement of income costs in the third quarter of fiscal 2010 for the safety campaign related to floor mat entrapment of accelerator pedals, and in the fourth quarter of fiscal 2010 for the three remaining recalls.

We accrue costs for the vehicles subject to recalls and other safety measures based on management’s best estimate using available information at that time, and we believe that the amounts we recognized in fiscal 2010 were adequate.  In setting our legal reserves, we analyze our portfolio of individual and class action lawsuits, governmental claims and investigations and other claims to determine whether losses associated with those claims are probable and reasonably estimable. Management’s judgment was that the amount of the reserve established at March 31, 2010 was adequate based on its evaluation of the probable outcome in these matters, the likelihood of settlement and the legal exposure we faced.

The accrued costs of the four recalls and safety measures totaling ¥89.0 billion were recorded within selling, general and administrative expenses in our consolidated statements of income.

Estimated amounts recorded for the four recalls and safety measures in the consolidated balance sheet as of March 31, 2010 were ¥56.6 billion.  We first recorded ¥54.0 billion in the third quarter of fiscal 2010 and recorded an additional ¥35.0 billion in the fourth quarter of fiscal 2010.  During the fourth quarter of fiscal 2010, we paid ¥32.4 billion to suppliers and dealers for the actual cost of acquired parts and vehicle repairs, resulting in an aggregate accrued balance of ¥56.6 billion as of March 31, 2010.  As we disclosed in footnote 23 to the financial statements, as of March 31, 2010, we are of the view that the amounts accrued for claims, lawsuits, and government investigations in relation to the foregoing were not material to our financial position.

As described in our response to Staff comment #10, we record an accrual amount for recalls and other safety measures at the time of vehicle sale based on our analyses of historical recall and other safety measures costs.  We evaluate our estimate each period as we identify specific recalls and other safety measures.  In the first quarter of fiscal 2011, we identified additional costs totaling ¥3.5 billion in regard to the costs of the four recalls and safety measures after we determined to undertake an additional safety measure and filed such measure with government authorities in several regions.  These additional costs had an immaterial impact on the recorded accrual as of March 31, 2010.  After the actual amount paid of ¥25.8 billion to suppliers and dealers for the actual cost of acquired parts and vehicle repairs in the quarter ended June 30, 2010, the aggregate balance of estimated costs remaining to be paid with respect to the four recalls was ¥34.3 billion.

The net changes in the costs to be paid for the four recalls and safety measures described above consist of the following:

	Yen in billions
	Fiscal 2010			Fiscal 2011
	For the three month ended December 31, 2009	For the three month ended March 31, 2010	Total	For the three month ended June 30, 2010

Beginning balance	¥0	¥54.0	¥0	¥56.6
Amounts estimated	54.0	35.0	89.0	3.5
Amounts paid	0	(32.4)	(32.4)	(25.8)
Ending balance	¥54.0	¥56.6	¥56.6	¥34.3

We intend to disclose in future filings the foregoing information in the Operating Results section such as in “-Overview” or “-Results of Operations”, to the extent material.

Financial Services Operations, page 53

3.
We note that the allowance for credit losses for finance leases significantly increased in 2010 relative to 2009.  Please explain to us the reason for this, especially in view of your disclosures elsewhere in regard to the improved credit environment experienced in 2010.

The Company’s Response

We acknowledge the Staff’s comments.  The allowance for credit losses for finance leases of foreign subsidiaries are translated into Japanese yen by applying period-end exchange rates.  During fiscal 2010, the average exchange rate of the Japanese yen strengthened against the U.S. dollar by ¥7.82 or 7.8% to ¥92.89 compared to the prior fiscal year.  Excluding the impact of currency fluctuations of ¥3,639 million as if the value of the Japanese yen had remained constant for the comparable period, the increase for the allowance for credit losses for finance leases is ¥25,502 million.

This increase is mainly attributable to the reclassification of ¥19,587 million for credit loss on finance lease receivables in fiscal 2010, including the provision for residual value losses into the net of finance receivables, which was previously included in the caption “Less - accumulated depreciation” in the consolidated balance sheet.

In the reclassification mentioned above, we assessed the necessity of reclassifying the corresponding fiscal 2009 amount in our fiscal 2010 presentation.  Since there was no impact on net income or total assets, and because the amount was not material to affected captions for finance receivables, property, plant and equipment or total current assets, we made the reclassification only in our fiscal 2010 presentation.  If such reclassification would be made in fiscal 2009, the allowance for credit loss on finance lease receivables would increase by ¥12,557 million with a corresponding decrease in accumulated depreciation.

Results of Operations, page 57

4.
Please quantify each factor cited, as appropriate, so that investors may have a context of its relative impact.  As examples, you cite on page 59 for Japan sales of Prius and SAI, as well as decreased exports; for North America sales of new Sienna; in several places, foreign currency translation; and the effect of recalls and safety measures within selling, general and administrative expense, without quantification of the effect of any factor.  Quantification of each factor is especially useful when two or more factors are cited in explanation of a variance, particularly when there are opposing effects.  Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance in this regard.  Please revise your disclosure accordingly, and provide us with a copy of your intended revised disclosure.

The Company’s Response

In response to the Staff’s comment, we have prepared for future filings our intended revised disclosure of the “Results of Operations—Fiscal 2010 Compared with Fiscal 2009” section as shown in Appendix A.  The proposed additions are marked by underscore in Appendix A to enable the Staff to review our intended revised disclosure in its entirety.

5.
We note on page 23 that you will continue to work towards regaining customer confidence through the implementation of various sales promotion measures.  Please tell us and disclose in this section (i) the types of programs offered; (ii) the impact such programs have had on the amount of revenue and results in each period reported, particularly, the gross profit margin percentage; and (iii) management’s plans to continue such programs, including expected impact on future sales and results.

The Company’s Response

We acknowledge the Staff’s comments.  In North America, we have engaged in activities aimed at regaining consumer confidence since January 2010.  Among these activities are the following: demonstration of our commitment to safety and quality and our initiatives through the media, including television commercials, resources on our website, and newspaper advertisements; implementation of a support service program enabling customers to bring in recalled vehicles 24 hours a day at participating dealerships in the USA; and expanding our call centers by increasing staff and extending operating hours in order to handle an increased number of customer inquiries.  In implementing the above activities, we consider various factors such as customer feedback through market surveys and our dealerships and trends in vehicle sales in the automotive market at each given time and decide on the measures which we believe are the most effective.  These activities are aimed at communicating our views and approach to our customers with respect to safety and quality, and we evaluate the foregoing measures taken together as a whole and do not quantify their impact in relation to our revenues or results in the periods reported.

Separately, from time to time we offer sales incentive programs, which principally consist of cash payments to dealers calculated based on vehicle volume or a model sold by a dealer during a certain period of time and also include cash payments to customers in the form of rebates.  We accrue these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program.  The level of sales incentive programs is determined by taking into consideration many variables including general business and economic conditions, movements of competitors, our current sales situation including model cycle and product mix, and our current sales level.  Since we take into account these various factors in implementing sales incentive programs, we are not able to meaningfully quantify the impact sales incentive programs have had on our revenues and results in the periods reported, including the gross profit margin percentage.  As a reference, however, sales incentives paid to dealers in the United States during the fourth quarter of fiscal 2010 were higher by approximately ¥25 billion compared to the average of quarterly sales incentives paid during the preceding three quarters.

We intend to continue to offer such sales incentive programs from time to time based on the considerations described above.

We intend to disclose in future filings the foregoing information regarding sales incentives to the extent material.

6.
In connection with the above comment, we note your disclosure on page 80 that factors affecting the estimated residual value at lease maturity include new vehicle incentive programs.  Please describe for us with a view toward disclosure in this section how the sales promotion activities implemented impacted residual values of vehicles on lease and the associated allowance for loss in each period reported.  Additionally, tell us how this correlates to the disclosure on page 67 that the decrease in the provision for residual value losses in 2010 is primarily attributable to the recovery in the used vehicle market.

The Company’s Response

We acknowledge the Staff’s comments.  Higher levels of new vehicle incentive programs can have the effect of applying downward pressure on used vehicle prices, as lower net new vehicle cost impacts the market value of a comparable used vehicle.  The impact that incentives have on new vehicle volume can also impact the supply and demand, and corresponding market value, of used vehicles.  The extent of the impact this will have on the end of term residual value depends on the significance of the incentive programs and how long they are sustained.  This in turn can impact the projection of future used vehicle values, adversely impacting the expected residual value of the current operating lease portfolio and increasing the provision for residual value losses.  However, as of March 31, 2010, despite near term increases in new vehicle incentives, there had not been a significantly noticeable effect on wholesale used vehicle values.

In addition, there are various other market factors that impact used vehicle values and the projection of future residual values, including the supply of and demand for used vehicles, interest rates, inflation, the actual or perceived quality, safety and reliability of vehicles, the general economic outlook, new vehicle pricing, projected vehicle return rates and projected loss severity.  Used vehicle market values at the end of fiscal year 2010 were at historically high levels due to some of these factors.  As a result, while new vehicle incentives were at a higher level in the fourth quarter of fiscal year 2010 than previous periods and could have some impact on future residual values, the effect was more than offset by strong used vehicle market conditions.  These and other factors favorably impacted our estimate of end of term residual values and, as a result, the provision for residual value losses decreased in fiscal year 2010.

Since new vehicle sales promotions are only one factor among many factors that impact used vehicle market values, it is not possible for TMC to quantify the specific impact sales promotions have on the provision for residual value losses in the period presented.

In our future filings, we will expand our disclosures to further address these items.  For example, subject to potential changes in the business, we will include disclosure in substantially the following form under the headings indicated below:

Investment in Operating Leases

Nature of estimates and assumptions

“Vehicles on operating leases, where Toyota is the lessor, are valued at cost and depreciated over their estimated useful lives using the straight-line method to their estimated residual values.  Toyota utilizes industry published information and its own historical experience to determine estimated residual values for these vehicles.  Toyota evaluates the recoverability of the carrying values of its leased vehicles for impairment when there are indications of declines in residual values, and if impaired, Toyota recognizes an allowance for its residual values.

Throughout the life of the lease, management performs periodic evaluations of estimated end-of-term market values to determine whether estimates used in the determination of the contractual residual value are still considered reasonable.  Factors affecting the estimated residual value at lease maturity include, but are not limited to, new vehicle incentive programs, new vehicle pricing, used vehicle supply, projected vehicle return rates, and projected loss severity.  The vehicle return rate represents the number of leased vehicles returned at contract maturity and sold by Toyota during the period as a percentage of the number of lease contracts that, as of their origination dates, were scheduled to mature in the same period.  A higher rate of vehicle returns exposes Toyota to higher potential losses incurred at lease termination.  Severity of loss is the extent to which the end-of-term market value of a lease is less than its carrying value at lease end.

To the extent that sales incentives remain an integral part of sales promotion, resale prices of used vehicles and, correspondingly, the fair value of Toyota’s leased vehicles could be subject to downward pressure.  The extent of the impact this will have on the end of term residual value depends on the significance of the incentive programs and whether they are sustained over a number of periods.  This in turn can impact the projection of future used vehicle values, adversely impacting the expected residual value of the current operating lease portfolio and increasing the provision for residual value losses (additional depreciation expense recorded over the remaining life of the lease).  However, various other factors impact used vehicle values and the projection of future residual values, including the supply of and demand for used vehicles, interest rates, inflation, the actual or perceived quality, safety and reliability of vehicles, the general economic outlook, new vehicle pricing, projected vehicle return rates and projected loss severity, which may offset this effect.

As a result of these factors, future operating results of the financial services operations could be adversely affected by incremental charges to reduce estimated residual values.”

Results of Operations – Fiscal 2010 compared to Fiscal 2009 – Segment Information Financial Services Operations Segment

“The decrease in provision for residual value losses is primarily attributable to the recovery in the used vehicle market, as prices of used vehicles moved from a historical low in fiscal 2009 to an unprecedented high in fiscal 2010, partially offset by the impact of increased sales incentives and other factors.”

7.
On page 58 you state that the decrease in net revenues from financial services operations between 2010 and 2009 resulted in part from a decrease in rental income from vehicles and equipment on operating leases, Page F-24 indicates an 11.3% decrease in such income, while page 54 indicates a decrease in the gross dollar amount of total vehicles and equipment on operating leases of 7.9%.  Please explain to us the reason for the apparent disproportionate decrease in revenues and the factors that affect the amount of rental income from vehicles.

The Company’s Response

We acknowledge the Staff’s comments.  The rental income from vehicles and equipment on operating leases of foreign subsidiaries are translated into Japanese yen by applying average exchange rates for the period, while the gross dollar amounts of total vehicles and equipment on operating leases of foreign subsidiaries are translated into Japanese yen by applying period-end exchange rates.  As of March 31, 2010, we had vehicles and equipment on operating leases amounting to ¥2,613,248 million, of which ¥2,152,819 million, or 82.4%, was owned by a subsidiary in the United States.  During fiscal 2010, the average exchange rate of the Japanese yen strengthened against the U.S. dollar by ¥7.82 or 7.8% to ¥92.89 compared to the prior fiscal year.  In contrast, the period-end exchange rate of the Japanese yen strengthened against the U.S. dollar by ¥5.19 or 5.3% to ¥93.04 compared to the prior fiscal year.

Excluding the impact of currency fluctuations as if the value of the Japanese yen had remained constant for the comparable period, the decreases for rental income from vehicles and equipment on operating leases and the gross dollar amount of total vehicles and equipment on operating leases were 4.7% and 4.0%, respectively.

Cost of Financing Operations, page 62

8.	Please explain to us and disclose why and how recalls and other safety measures affect the costs of financing operations.

The Company’s Response

We acknowledge the Staff’s comments.  Our financing operations are substantially dependent upon the sale of Toyota and Lexus vehicles and recalls and other safety measures could adversely affect our results of operations.  A decrease in the level of sales, including as a result of the actual or perceived quality, safety or reliability of Toyota and Lexus vehicles, could have a negative impact on the level of our financing volume, insurance volume, earning assets and revenues.  The credit performance of our dealer and consumer lending portfolios may also be adversely affected.  In addition, a decline in values of used Toyota and Lexus vehicles would have a negative effect on realized values and return rates, which, in turn, could increase residual value losses and credit losses.  In response to the recalls and other safety measures in fiscal 2010, we implemented programs to assist customers and dealers at the beginning of the fourth quarter of fiscal 2010.  We considered the impact of the recalls and the implementation of related safety measures in establishing our allowance for credit loss and depreciation on operating leases at March 31, 2010.

We intend to disclose in future filings the foregoing information in the Operating Results section such as in “Results of Operations – Fiscal 2010 compared to Fiscal 2009 – Segment Information Financial Services Operations Segment”, to the extent material.

Other Income and Expenses, page 65

9.	Please explain to us and disclose the reason for the significantly greater level of impact of foreign exchange on results for 2010 relative to the level in each of the preceding two years reported.

The Company’s Response

We acknowledge the Staff’s comments.  We intend to include the following disclosure in the “Other Income and Expenses” section of future filings:

Other Income and Expenses

“During fiscal 2010, the currencies of various countries strengthened against the US dollar rapidly.  In such a situation, Toyota records foreign exchange transaction gains from accounts payable and long term debt of subsidiaries denominating currencies in US dollar, especially long term debts.  A main factor contributing to the significantly greater level of impact of foreign exchange on fiscal 2010 results is that Toyota’s Canadian subsidiaries recorded a ¥50.0 billion foreign exchange gain from long term debt payables in US dollar to Toyota compared with the prior fiscal year, as the Canadian dollar strengthened against the US dollar rapidly during fiscal 2010.”

Critical Accounting Estimates, page 78

Product Warranty, page 79

10.
We note the change in the estimation model of expenses related to future recalls and other safety measures.  Please expand your discussion to explain the “significant changes in facts and circumstances” in the fourth quarter, or include a reference to such discussion elsewhere in the document, that lead to you changing your model and how these were integrated into the model.  Also provide a more robust discussion regarding the material factors, judgments and assumptions management considers in its estimation of expenses related to future recalls and other safety measures, how historical experience and individual experience influences such amounts, particularly those encountered in the fourth quarter of fiscal 2010, and the factors that cause uncertainty in these estimates or amounts to vary materially.  Include whether this model is applied to certain products or to all vehicles sold.  Further, disclose your expectations of the impact on your annual results from the change in the model.  Provide us with a copy of your intended revised disclosure.

The Company’s Response

We acknowledge the Staff’s comments.  In fiscal 2010, we experienced a significant increase in the number of vehicles subject to recalls and other safety measures.  There were over 14 million vehicles subject to recalls and other safety measures in fiscal 2010, the majority of which occurred in the third and fourth quarters of fiscal 2010 relating to the four recalls and safety measures, whereas the number of vehicles subject to recalls and other safety measures in the prior five years ranged from 4 million to 7 million vehicles per year.

The “significant changes in facts and circumstances” in the fourth quarter of fiscal 2010 include the increase in the number of repaired vehicles and the establishment of the Special Committee for Global Quality to address quality-related matters, as well as the increase in the number of vehicles subject to recalls and other safety measures.  Over the past five years, the average number of vehicles repaired each month was less than 500,000 vehicles, while in the fourth quarter of fiscal 2010, the number of vehicles repaired increased significantly with over 1.5 million vehicles repaired in February 2010 and over 2.5 million vehicles repaired in March 2010.

Because of the significant increases in both the number of vehicles repaired and the number of vehicles subject to recalls and other safety measures in the fourth quarter of fiscal 2010, and the changes in our quality control management and decision-making process with respect to recalls and other safety measures, we believe that amounts related to future recalls and other safety measures costs are both probable and reasonably estimable at the time of vehicle sales and primarily based on historical recalls and other safety measures we experienced toward the end of fiscal 2010, we determined that we can reasonably make such estimate beginning in the fourth quarter of fiscal 2010 and adopted the new estimation model.

The material factors, judgments and assumptions we consider in our estimation of expenses related to future recalls and other safety measures are as follows:

•           The calculation uses an estimation model in which costs of future recalls and other safety measures are recorded at the time of vehicle sales based on an average repair cost per vehicle.  The average repair cost per vehicle is based on actual recall and other safety measure payment history.
•           An estimated cost for known recall events yet to be paid is allocated based on prior vehicle sales to determine an estimated cost per vehicle for use in the calculation.

Factors that cause uncertainty in these estimates or may cause amounts to vary materially include significant changes in the average repair cost of vehicle sold.

As described above, historical experience and individual experience impacted the average repair cost per vehicle and resulted in an increase of the liability for recalls and other safety measures.  The recalls and other safety measures initiated in the fourth quarter of fiscal 2010 increased the average repair cost per vehicle as well as the amount of the liability for recalls and other safety measures.

This new estimation model is applied to all Toyota and Lexus model vehicles.

Under the new estimation model, expenses related to future recalls and other safety measures are accrued at the time of vehicle sale, which is earlier than the occurrence of recalls or other safety measures.  Under the new estimation model, we expect that the volatility of costs related to recalls and other safety measures will decrease.

In response to the Staff’s comment, we intend to include disclosure in substantially the following form in future filings under “Critical Accounting Estimates” section in Operating Results:

“Toyota accrues for costs of recalls and other safety measures based on management’s estimates when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. Prior to the fourth quarter of this fiscal year, amounts were accrued based on individual occurrences of recalls and other safety measures. During the fourth quarter of this consolidated fiscal year, Toyota has employed an estimation model, to accrue at the time of vehicle sale, an amount that represents management’s best estimate of expenses related to future recalls and other safety measures.  The estimation model for recalls and other safety measures takes into account Toyota’s historical experience and individual occurrences of recalls and other safety measures.  This change resulted from significant changes in facts and circumstances including

Toyota’s most recent experience with recalls and other safety measures, changes in operating processes such as the establishment of the Special Committee for Global Quality to address quality-related matters, as well as the broadening of the number of vehicles subject to recalls and other safety measures and of repaired vehicles.  There were over 14 million vehicles subject to recalls and other safety measures in this fiscal year, the majority of which occurred in the third and fourth quarters of this fiscal year relating to the four recalls and safety measures, whereas the number of vehicles subject to recalls and other safety measures in the prior five years ranged from 4 million to 7 million vehicles per year. In addition, over the past five years, the average number of vehicles repaired each month was less than 500,000 vehicles, while in the fourth quarter of this fiscal year, the number of vehicles repaired increased significantly with over 1.5 million vehicles repaired in February 2010 and over 2.5 million vehicles repaired in March 2010.

Because of the significant increases both in the number of vehicles repaired and the number of vehicles subject to recalls and other safety measures in the fourth quarter of this fiscal year, and the changes in Toyota’s quality control management and decision making process with respect to recalls and other safety measures, Toyota believes that the amounts related to future recalls and other safety measures costs are both probable and reasonably estimable at the time of vehicle sale based on historical recalls and other safety measures Toyota experienced toward the end of this fiscal year.

The calculation uses an estimation model in which costs of future recalls and other safety measures are recorded at the time of vehicle sales based on an average repair cost per vehicle. The average repair cost per vehicle is based on actual recall and other safety measure history. Factors that cause uncertainty in these estimates or may cause amounts to vary materially include significant changes in the average repair cost of vehicle sold. This estimation model described above is applied to all Toyota and Lexus model vehicles.

Under the estimation model described above, expenses related to future recalls and other safety measures are accrued at the time of vehicle sale, which is earlier than the occurrence of recalls or other safety measures.  Under the estimation model described above, Toyota expects that the volatility of costs related to recalls and other safety measures will decrease.”

11.
We note that the amount of warranty costs accrued contains an estimate of warranty claim recoveries to be received from suppliers.  Please disclose here the basis for estimated amounts recorded, significant variables included in your estimate, and terms and conditions that impact your estimate, for example, time limitations from when parts were purchased to seek recovery, cap on amounts that can be recovered, etc.  Provide us with a copy of your intended revised disclosure.  Also, tell us and disclose where appropriate the extent to which warranty costs have been offset by such estimated recoveries in each year presented.  Additionally, clarify for us whether the accrued warranty liability presented has been offset by amounts recorded for recoveries.

The Company’s Response

We acknowledge the Staff’s comments.  An estimated cost of warranty claim accrued for each fiscal year is calculated based on the average warranty cost per sales unit.  In the calculation of average warranty cost per sales unit, such cost per sales unit is calculated by dividing the amount of repair cost actually paid, net of the recovery cost actually received from or agreed to by suppliers, by sales unit for the fiscal year.  As the historical rate of recoveries received from suppliers is used as a factor in our calculation of estimated accrued warranty cost, the estimated accrued warranty cost may change depending on the average rates of recoveries received from suppliers in the past.  However, we believe that there is not a significant uncertainty of estimated amounts based on historical experience regarding recoveries received from suppliers.  We may seek recovery over the life of the warranty, and there are no other significant special terms and conditions including cap on amounts that can be recovered. We intend to include the following disclosure in future filings under the heading indicated below:

Product Warranty

“An estimate of warranty claim accrued for each fiscal year is calculated based on the average warranty cost per sales unit.  In the calculation of average warranty cost per sales unit, such cost per unit is calculated by dividing the amount of cost actually paid, net of the recovery cost actually received from or agreed to by suppliers, by sales unit for the fiscal year.  As the historical rate of recoveries received from suppliers is used as a factor in Toyota’s calculation of estimated accrued warranty cost, the estimated accrued warranty cost may change depending on the average rates of recoveries received from suppliers in the past.  However, Toyota believes that there is not a significant uncertainty of estimated amounts based on historical experience regarding recoveries received from suppliers.  Toyota may seek recovery over the life of the warranty, and there are no other significant special terms and conditions including cap on amounts that can be recovered.”

While accrued warranty costs are offset by such estimated recoveries, it is difficult to comprehensively measure the extent to which warranty costs have been offset by such estimated recoveries in each fiscal year since the accrued balance of warranty cost is based on the average warranty cost per sales unit which is already netted by recovery cost received from suppliers by vehicle units subject to warranties.  In addition, accrued warranty liability is offset by amounts recorded for recoveries.

Liquidity and Capital Resources, page 83

12.
It appears that a discussion of the actual and anticipated impacts on your liquidity and cash flows in regard to your plan to refrain from repurchasing shares in order to prioritize cash reserves in light of the uncertain future of global financial conditions discussed on page 18 would be appropriate here.  Please revise your disclosure accordingly.

The Company’s Response

We acknowledge the Staff’s comments.  We intend to include the following disclosure in future filings under the heading indicated below:

LIQUIDITY AND CAPITAL RESOURCES

“Repurchasing of its own shares occurred at an approximate total cost of ¥73 billion for the year ended March 31, 2009.  Toyota refrained from repurchasing of its own shares for the year ended March 31, 2010.  Toyota has decided, for the time being, to refrain from repurchasing its own shares, in order to prioritize retention of cash reserves given the continued uncertainties surrounding future global financial conditions.”

Notes to the Consolidated Financial Statements, page F-10

Note 2.  Summary of significant accounting policies, page F-10

Allowance for credit losses, page F-13

13.
Please explain to us how finance receivables are identified for specific reserves.  Also, tell us the proportion of your finance receivables evaluated for impairment under Accounting Standards Codification 450-20 and 310-10, respectively.

The Company’s Response

We acknowledge the Staff’s comments.  The majority of our allowance for credit losses covers estimated losses on the portfolio of retail and lease contracts, which are considered homogenous loan populations.  The retail and lease contracts in the portfolio are evaluated for impairment under Accounting Standard Codification 450-20.  The wholesale and other dealer loan portfolio is the only portion of our financing receivables in which we identify individual loans for specific reserves under Accounting Standard Codification 310-10.

In the interest of providing additional clarity for investors, we intend to include disclosure in substantially the following form in future filings under the heading indicated below:

Allowance for credit losses

“In the allowance for credit losses, general reserves on retail and lease portfolios are calculated by applying reserve rates to each homogenous portfolio and wholesale and other dealer loans that are not evaluated for specific reserves.  These reserve rates are based on historical loss experience, current economic events and conditions and other pertinent factors.  We establish specific reserves to cover the estimated losses on individually impaired loans within the wholesale and other dealer loan portfolio.  A loan within the wholesale and other dealer loan portfolio is considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due (including principal and interest) according to the contractual terms of the contract.  Specific reserves on impaired receivables are determined by the present value of expected future cash flows or the fair value of collateral when it is probable that such receivables will be unable to be fully collected.”

As of March 31, 2010, wholesale and other dealer loan receivables, which are the only accounts individually evaluated for impairment, represented 0.37% of the total gross finance receivable balance.

14.
You disclose that the fair value of collateral is used to determine specific reserves on identified receivables.  Pursuant to ASC 310-10-35-22, a creditor may measure impairment based on the fair value of the collateral as a practical expedient if the loan is a collateral-dependent loan.  Please tell us and disclose how you determine whether a receivable is collateral-dependent for which to base impairment on the fair value of the collateral.

The Company’s Response

We acknowledge the Staff’s comments.  As noted in our response to comment number 13, only our wholesale and other dealer loan portfolio is subject to evaluation for impairment under Accounting Standard Codification 310-10.  A loan is considered to be collateral-dependent if the repayment of the loan is expected to be provided by the underlying collateral.

We intend to expand our disclosure in future filings to clarify the use of the fair value of collateral in determining specific reserves under the heading indicated below:

Allowance for credit losses

“Specific reserves on impaired receivables are determined by the present value of expected future cash flows or the fair value of collateral when it is probable that such receivables will be unable to be fully collected.  The fair value of the underlying collateral is used if the loan is collateral-dependent.  A loan is collateral-dependent if the repayment of the loan is expected to be provided by the underlying collateral.”

15.
You disclose that losses are charged to the allowance when the related collateral is repossessed and sold.  Please tell us how your treatment complies with ASC 310-10-35-32 that specifies impairment is to be measured when it is determined that foreclosure is probable.

The Company’s Response

We acknowledge the Staff’s comments.  In accordance with Accounting Standard Codification 310-10 a finance receivable is considered impaired when, based on current information and events it is probable that we will be unable to collect all amounts due (including principal and interest) according to the contractual terms of the contract.  Specific reserves on impaired loans within the wholesale and other dealer loan portfolio are recorded by an increase to the allowance for credit losses with a corresponding charge to the provision for credit losses based on the related measurement of impairment.  Subsequent to measurement, related collateral, if recoverable, is repossessed and sold and the account balance is written-off.  Any shortfalls between proceeds received from the sale of repossessed collateral and the amounts due from customers are written-off against the allowance for credit losses.

We intend to include disclosure in substantially the following form in describing our policy concerning our allowance for credit losses in future filings under the heading indicated below:

Allowance for credit losses

“A wholesale and other dealer loan receivable account balance is considered impaired when, based on current information and events it is probable that we will be unable to collect all amounts due (including principal and interest) according to the contractual terms of the contract.  Specific reserves on impaired loans within the wholesale and dealer loan portfolio are recorded by an increase to the allowance for credit losses with a corresponding charge to the provision for credit losses based on the related measurement of impairment.  Related collateral, if recoverable, is repossessed and sold and the account balance is written-off.

Any shortfalls between proceeds received from the sale of repossessed collateral and the amount due from customers are written-off against the allowance for credit losses.  Recoveries are reversed from the allowance for credit losses.”

16.
In note 2 you disclose that losses are charged to the allowance, and that any shortfall between proceeds received and the carrying cost of repossessed collateral is charged to the allowance.  You also disclose in note 2 that retail and finance lease receivables are charged off in the circumstances described therein.  Please clarify for us and in your disclosure whether “charged” means allowed for as expense or written-off.

The Company’s Response

We acknowledge the Staff’s comments.  The term “charged” used in Note 2 means to be written-off against the allowance for credit losses.

We intend to include the following disclosure in future filings to clarify the usage of the term in our policy:

Finance receivables

“Wholesale and other dealer loan receivables are placed on nonaccrual status when full payment of principal or interest is in doubt or principal or interest is 90 days or more contractually past due, whichever occurs first.  Retail and finance lease receivables are not placed on nonaccrual status.  Rather, these receivables are written-off against the allowance for credit losses when payments due are no longer expected to be received or the account is 120 days contractually delinquent, whichever occurs first.”

17.
In view of the recent weak global economic conditions experienced, please tell us whether there have been any modifications to any of your finance receivables as addressed by ASC 310-10 and 310-40 in each of the last three fiscal years.  If so, please tell us the gross amount of receivables prior to modification that were modified in each year.

The Company’s Response

We acknowledge the Staff’s comments.  Wholesale and other dealer loan receivables individually evaluated for impairment under (ASC 310-10) were ¥6,656 million, ¥53,073 million and ¥38,855 million for the years ended March 31, 2008, 2009 and 2010, respectively.  These amounts represent 0.3%, 2.3% and 1.6% of total wholesale and other dealer loans the years ended March 31, 2008, 2009 and 2010, respectively, and 0.1%, 0.5% and 0.4% of total finance receivables the years ended March 31, 2008, 2009 and 2010, respectively.  Wholesale and other dealer loan receivables modified in a troubled debt restructuring (ASC 310-40) are a subset of these balances and, as a result, are not material.  For the years ended March 31, 2008, 2009 and 2010, there were no principal balances for wholesale and other dealer loans modified during the periods presented.  Therefore the gross amount of receivables prior to modification is identical to the amount after modification.

Note 4.  Supplemental Cash Flow Information, page F-17

18.
In regard to the adjustments to “additions to finance receivables” and “collection of finance receivables” in 2009, please explain to us (i) the reason for the adjustments, (ii) how the need for adjustments was identified, and (iii) the 2009 interim periods impacted and in what amounts.

The Company’s Response

We acknowledge the Staff’s comments.  During the fiscal 2010, a subsidiary of Toyota Motor Corporation identified an error related to the improper input of cash flow information in a prior year data input schedule used for preparation of consolidated statements of cash flows for the fiscal 2009.  The error was discovered by that subsidiary’s accounting personnel during the preparation of such data input schedule when the beginning balance mechanically populated within the data input system did not agree with supporting documents.  The effect of this error was to understate the amount presented as “Additions to finance receivables” and understate the amount presented as “Collection of finance receivables” in Toyota’s consolidated statements of cash flows for the year ended March 31, 2009, and for each of interim periods within the year ended March 31, 2009.  This error did not affect the amount presented as “Net cash used in investing activities” in Toyota’s consolidated statements of cash flows as the same amounts were understated in the line items described above.  We concluded that the error did not have a material impact on Toyota’s consolidated financial statements.  However in order to ensure comparability of the financial statements presented, we determined to fix these errors of the fiscal 2009 financial statements presented in the fiscal 2010 financial statements.

Please see the following information for each of the fiscal 2009 interim period impacted:

1)	Additions to finance receivables

	Yen in millions
	For the three month ended June 30, 2008	For the six month ended September 30, 2008	For the nine month ended December 31, 2008

As presented	¥(2,326,976)	¥(4,509,417)	¥(6,375,517)
If adjusted	(2,503,049)	(4,862,423)	(6,845,123)
Difference	(176,073)	(353,006)	(469,606)

2)	Collection of finance receivables

	Yen in millions
	For the three month ended June 30, 2008	For the six month ended September 30, 2008	For the nine month ended December 31, 2008

As presented	¥1,870,129	¥3,872,757	¥5,697,890
If adjusted	2,046,202	4,225,763	6,167,496
Difference	176,073	353,006	469,606

Note 7.  Finance receivables, page F-19

19.
Pursuant to ASC 310-10-50-15.b and c in regard to impaired finance receivables, please disclose your policy for recognizing interest income, including how cash receipts are recorded, and for each period for which results of operations are presented, average recorded investment in impaired finance receivables during each period, the related amount of interest income recognized during the time within that period that the receivables were impaired, and unless impracticable, the amount of interest income recognized using a cash basis method of accounting during the time within that period that the receivables were impaired.

The Company’s Response

We acknowledge the Staff’s comments.  We intend to include disclosure in substantially the following form in describing our policy concerning our finance receivables in future filings under the heading indicated below:

Finance receivables

“Nonaccrual Policy

Wholesale and Other Dealer Loan Receivables

Account balances for wholesale and other dealer loan receivables are placed on nonaccrual status if full payment of principal or interest is in doubt, or when principal or interest is 90 days or more past due.  Collateral dependent loans are placed on nonaccrual status if collateral is insufficient to cover principal and interest.  Interest accrued but not collected at the date a receivable is placed on nonaccrual status is reversed against interest income.  In addition, the amortization of net deferred fees is suspended.  Interest income on nonaccrual receivables is recognized only to the extent it is received in cash.  Accounts are restored to accrual status only when interest and principal payments are brought current and future payments are reasonably assured.  Receivable balances are written-off against the allowance for credit losses when it is probable that a loss has been realized.

Retail Receivables and Investments in Operating Leases

Retail receivables and investments in operating leases are not placed on nonaccrual status when principal or interest is 90 days or more past due.  Rather, these receivables are written-off against the allowance for credit losses when payments due are no longer expected to be received or the account is 120 days contractually delinquent, whichever occurs first.”

With regard to the Staff’s request for disclosure of our average recorded investment in impaired finance receivables during each period and the related amount of interest income recognized during the time within that period that the receivables were impaired, we intend to include this information in future filings in our footnote disclosure related to finance receivables, net (Note 7).  Regarding disclosure of interest income recognized on impaired finance receivables using the cash basis method, consistent with our nonaccrual policy disclosed in Note 2, we only recognize interest income on impaired finance receivables to the extent it is received in cash.

Finance receivables

“Impaired finance receivables primarily consist of wholesale and other dealer loan accounts for which an allowance has been recorded based on the fair value of the underlying collateral.  For wholesale and other dealer loan accounts in which the fair value of the underlying collateral was in excess of the outstanding balance, no allowance was provided.

Average impaired finance receivables were ¥5,237 million, ¥45,444 million and ¥42,581 million ($458 million) for the years ended March 31, 2008, 2009 and 2010, respectively.  Interest income recognized on impaired account balances during the time the receivables were impaired was ¥0 million, ¥201 million and ¥464 million ($5 million) for the years ended March 31, 2008, 2009 and 2010, respectively.”

Note 11.  Allowance for doubtful accounts and credit losses, page F-24

20.	In the tabular analysis, please present separate lines each for charge-offs and recoveries, pursuant to ASC 310-10-50-12.

The Company’s Response

We acknowledge the Staff’s comments.  We intend to include the following disclosure in future filings under the heading indicated below:

Allowance for Doubtful Accounts and Credit Losses

“An analysis of the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2008	2009	2010	2010
Allowance for credit losses at beginning of year	¥112,116	¥117,706	¥238,932	$2,568
Provision for credit losses	122,433	259,096	98,870	1,063
Charge-offs	(98,972)	(128,240)	(118,333)	(1,271)
Recoveries	10,070	11,447	16,137	173
Other	(27,941)	(21,077)	(3,127)	(34)
Allowance for credit losses at end of year	¥117,706	¥238,932	¥232,479	$2,499

The other amount primarily includes the impact of currency translation adjustments for the years ended March 31, 2008, 2009 and 2010.

Note 12.  Affiliated companies and variable interest entities, page F-25

21.
We note that an impairment of $683 million was recorded on a certain equity method investee.  Please tell us and disclose the circumstances that lead to the impairment, the nature of the relationship with this affiliated company, and the remaining amount of the investment on the balance sheet at March 31, 2010.

The Company’s Response

We acknowledge the Staff’s comments.  This affiliated company is a non-life insurance company listed publicly on the Tokyo Stock Exchange, which provides its customers with loss insurance products, including auto insurance.  The auto insurance products provided by this affiliated company can be purchased at Toyota dealers, which is convenient for customers who purchased Toyota vehicles.  On September 30, 2009, this affiliated company announced publicly that it was to combine with another listed insurance company effective April 1, 2010 and announced a stock exchange ratio for shares in the combined entity to be received by each shareholder of the pre-combined entities.  The impairment of Toyota’s investment in the pre-combined affiliated company was assessed based on the carrying amount of the investment and the publicly available stock market price.  Toyota decided to impair its investment in this affiliate when it determined that the decline in the fair value of this investment was other than temporary, which occurred when Toyota determined the new combined company will not longer be an equity-method affiliate and it was uncertain to recover the value of this investment in the future when the combination was agreed and stock exchange ratio was determined on September 30, 2009.  The book value of investment in this affiliates as of March 31, 2010 is ¥126,622 million.

Note 14.  Product warranties, page F-29

22.
Please disclose the statement of income line item(s) where the expense for future recalls and other safety measures is reported.  In addition, provide a tabular reconciliation of the changes in the liability accrued for recalls and other safety measures.  Provide us with a copy of your intended revised disclosure.

The Company’s Response

We acknowledge the Staff’s comments.  Expenses for future recalls and other safety measures are included in the line items “Cost of products sold” and “Selling, general and administrative” of the consolidated financial statement of income based on the timing that these expenses are recognized.

The tabular reconciliation of the changes in the liability accrued for future recalls and other safety measures is shown below.  We intend to include the following disclosure in future filings under the heading indicated below, to the extent material.

Liabilities for future recall and other safety measures

“

	Yen in millions				U.S. dollars in millions
	For the years ended March 31,				For the year ended March 31,
	2008	2009	2010		2010
Liabilities accrued for future recall and other safety measures at beginning of year	¥112,418	¥53,603	¥139,577		$1,500
Payments made during year	(73,466)	(69,812)	(89,796)		(965)
Provision for future recall and other safety measures	14,651	159,899	256,981	*	2,762
Other	-	(4,113)	(5,340)		(57)
Liabilities accrued for future recall and other safety measures at end of year	¥53,603	¥139,577	¥301,422	*	$3,240

*Toyota has employed an estimation model to accrue at the time of vehicle sales from the fourth quarter of fiscal 2010.  This change has resulted in an increase in the expense for future recall and other safety measures, by ¥105,698 million.  The expense is included in the line item of the above table entitled “Provision for future recall and other safety measures”.”

23.
We note the provision for warranties decreased 17.8% in 2010, while sales of products decreased by only 7.6% for 2010.  Please explain to us the reason for the apparent disproportionate decrease in the provision.

The Company’s Response

We acknowledge the Staff’s comments.  The provision for warranty for fiscal 2010 is estimated based on multiplying number of vehicles sales by region by the average warranty costs per unit by region, taking into account the duration of remaining warranty periods for each of vehicles sold.  The decrease in the provision for warranty was larger than the decrease in the sale of vehicles in fiscal 2010 because in addition to the decrease in vehicles sales by 7.6%, the sales of vehicles increased in regions where average warranty costs per unit sales are relatively low.

Form 6-K Filed August 31, 2010

Exhibit 99.3

24.
Please present tabular information in consistent chronological order throughout your filing.  For example, the balance sheet begins with the current year period, but the statement of income begins with the prior year period.  Refer to SAB Topic 11.E for guidance.

The Company’s Response

We acknowledge the Staff’s comments.  Form 6-K filed on August 31, 2010 has been presented in accordance with the form that is provided for in “Regulations for Terminology, Forms and Preparation of Quarterly Consolidated Financial Statements” (Rule No. 64 of Cabinet Office, Government of Japan enforced in 2007).

We intend to present tabular information consistently from left to right in the same chronological order throughout the filing in future filings on Form 6-K.  We also intend to disclose numerical data included in narrative sections and footnotes of the filing on Form 6-K consistently in the same chronological order as well.

Unaudited Consolidated Statements of Income, page 4

25.	Please explain to us why net revenues of financing operations are lower in the current year period relative to the comparable prior year period when the balance of finance receivables, net, units sold and financing volume increased in the current year period relative to comparable prior year period.

The Company’s Response

We acknowledge the Staff’s comments.  The balance of finance receivables, net decreased as of June 30, 2010 compared with March 31, 2010.  This decrease principally reflects the impact of fluctuations in foreign currency translation rates.  Eliminating the difference in the Japanese yen value used for translation purposes, the balance of finance receivables, net increased.

The decrease in net revenues of financing operations in spite of the increase in units sold and financing volume was mainly due to the impact of fluctuations in foreign currency translation rates.  Eliminating the difference in the Japanese yen value used for translation purposes, net revenues of financing operations increased.

*           *           *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-565-23-2009, by fax at +81-565-23-5721, or Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Satoshi Ozawa
Name:	Satoshi Ozawa
Title:	Executive Vice President, Member of the Board

cc:	Theresa Messinese (Division of Corporation Finance)
Doug Jones (Division of Corporate Finance)
Masahisa Ikeda (Shearman & Sterling LLP)
Katsunori Sasayama (PricewaterhouseCoopers Aarata)

Appendix A

Results of Operations — Fiscal 2010 Compared with Fiscal 2009

	Yen in millions
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Net revenues:
Japan	¥12,186,737	¥11,220,303	¥(966,434)	(7.9)%
North America	6,222,914	5,670,526	(552,388)	(8.9)
Europe	3,013,128	2,147,049	(866,079)	(28.7)
Asia	2,719,329	2,655,327	(64,002)	(2.4)
Other*	1,882,900	1,673,861	(209,039)	(11.1)
Intersegment elimination/unallocated amount	(5,495,438)	(4,416,093)	1,079,345	－
Total	20,529,570	18,950,973	(1,578,597)	(7.7)
Operating income (loss):
Japan	(237,531)	(225,242)	12,289	－
North America	(390,192)	85,490	475,682	－
Europe	(143,233)	(32,955)	110,278	－
Asia	176,060	203,527	27,467	15.6
Other*	87,648	115,574	27,926	31.9
Intersegment elimination/unallocated amount	46,237	1,122	(45,115)	(97.6)
Total	(461,011)	147,516	608,527	－
Operating margin	(2.2)%	0.8%	3.0%
Income (loss) before income taxes and equity in earnings of affiliated companies	(560,381)	291,468	851,849	－
Net margin from Income (loss) before income taxes and equity in earnings of affiliated companies	(2.7)%	1.5%	4.2%
Equity in earnings of affiliated companies	42,724	45,408	2,684	6.3
Net income (loss) attributable to Toyota Motor Corporation	(436,937)	209,456	646,393	－
Net margin attributable to Toyota Motor Corporation	(2.1)%	1.1%	3.2%
_______________
* “Other” consists of Central and South America, Oceania and Africa.

Net Revenues

Toyota had net revenues for fiscal 2010 of ¥18,950.9 billion, a decrease of ¥1,578.6 billion, or 7.7%, compared with the prior year. This decrease principally reflects the unfavorable impact of fluctuations in foreign currency translation rates of ¥986.9 billion and the impact of decreased vehicle unit sales and changes in sales mix of approximately ¥570.0 billion, partially offset by the increased parts sales of ¥34.9 billion during fiscal 2010. Eliminating the difference in the Japanese yen value used for translation purposes of ¥986.9 billion, net revenues would have been approximately ¥19,937.8 billion during fiscal 2010, a 2.9% decrease compared with the prior year. The automotive market expanded by 10.0% in Japan compared to the prior fiscal year due to the government stimulus packages. However, other automotive markets contracted significantly such as 22.0% in North America and 13.7% in Europe compared to the prior calendar year due to the continuous market downturn. Affected by this downturn, Toyota’s vehicle unit sales decreased to 7,237 thousand vehicles, or by 4.4%, compared to the prior fiscal year.

1

Toyota’s net revenues by product category in each business with external customer is as follows:

	Yen in millions
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage

Vehicles	¥15,635,490	¥14,309,595	¥(1,325,895)	(8.5)%
Parts and components for overseas production	298,176	355,273	57,097	19.1
Parts and components for after service	1,575,316	1,543,941	(31,375)	(2.0)
Other	1,041,519	978,499	(63,020)	(6.1)
Total Automotive	18,550,501	17,187,308	(1,363,193)	(7.3)
All Other	623,219	537,421	(85,798)	(13.8)
Total sales of products	19,173,720	17,724,729	(1,448,991)	(7.6)
Financial services	1,355,850	1,226,244	(129,606)	(9.6)
Total	¥20,529,570	¥18,950,973	¥(1,578,597)	(7.7)%

Toyota’s net revenues include net revenues from sales of products, consisting of net revenues from automotive operations and all other operations, that decreased by 7.6% during fiscal 2010 compared with the prior fiscal year to ¥17,724.7 billion, and net revenues from financial services operations that decreased by 9.6% during fiscal 2010 compared with the prior fiscal year to ¥1,226.2 billion. Eliminating the difference in the Japanese yen value used for translation purposes of ¥894.0 billion, net revenues from sales of products would have been ¥18,618.7 billion, a 2.9% decrease during fiscal 2010 compared with the prior fiscal year. The decrease in net revenues from sales of products is due primarily to a decrease in vehicle unit sales which resulted from the generally difficult market conditions in the automotive industry as a whole in fiscal 2010. Eliminating the difference in the Japanese yen value used for translation purposes of ¥92.9 billion, net revenues from financial services operations would have been approximately ¥1,319.1 billion, a 2.7% decrease during fiscal 2010 compared with the prior fiscal year. The decrease in net revenues from financial services operations resulted primarily from the unfavorable impact of fluctuations in foreign currency translation rates of ¥92.9 billion and the ¥63.5 billion decrease in rental income from vehicles and equipment on operating leases.

Number of financing contracts by geographic region (at the end of the fiscal year 2009 and 2010) is as follows:
	Number of financing contracts in thousands
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage

Japan	1,660	1,684	24	1.4%
North America	4,403	4,488	85	1.9
Europe	748	774	26	3.5
Asia	387	428	41	10.6
Other*	440	476	36	8.2
Total	7,638	7,850	212	2.8%
_______________
* “Other” consists of Central and South America, Oceania and Africa.

Geographically, net revenues (before the elimination of intersegment revenues) for fiscal 2010 decreased by 7.9% in Japan, 8.9% in North America, 28.7% in Europe, 2.4% in Asia and 11.1% in Other compared with the prior fiscal year. Eliminating the difference in the Japanese yen value used for translation purposes of ¥1,020.2 billion, net revenues in fiscal 2010 would have decreased by 7.9% in Japan, 1.2% in North America, 20.1% in Europe, 7.3% in Other and would have increased by 5.5% in Asia compared with the prior fiscal year.

2

The following is a discussion of net revenues in each geographic market (before the elimination of intersegment revenues).

Japan
	Thousands of units
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,945	2,163	218	11.2%

	Yen in millions
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Net revenues:
Sales of products	¥12,067,494	¥11,095,044	¥(972,450)	(8.1)%
Financial services	119,243	125,259	6,016	5.0
Total	¥12,186,737	¥11,220,303	¥(966,434)	(7.9)%

Supported by the government stimulus packages including the eco-car tax reduction and subsidy, Toyota’s domestic vehicle unit sales increased by 218 thousand vehicles compared to the prior fiscal year mainly within the environmentally-friendly and new vehicle markets, consisting of a 210 thousand vehicles, or 297.6%, increase in Prius sales and a 19 thousand vehicles increase in SAI sales. However, net revenues in Japan decreased reflecting the decrease by 497 thousand vehicles, or 18.4%, in the number of exported vehicles for the overseas markets.

North America

	Thousands of units
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,212	2,098	(114)	(5.2)%

	Yen in millions
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Net revenues:
Sales of products	¥5,226,426	¥4,782,379	¥(444,047)	(8.5)%
Financial services	996,488	888,147	(108,341)	(10.9)
Total	¥6,222,914	¥5,670,526	¥(552,388)	(8.9)%

In North America, the market is recovering gradually from the downturn stemming from the financial crisis since the fall of 2008 and Toyota’s vehicle unit sales in the second half of fiscal 2010 increased by 339 thousand vehicles, or 39.6%, year-on-year primarily consisting of an increase by 57 thousand vehicles, or 35.3%, increase in Corolla sales, 50 thousand vehicles, or 33.9%, in Camry sales, 48 thousand vehicles, or 86.1%, in RAV4 sales, and 11 thousand vehicles, or 30.2%, in sales of the new Sienna. This increase was in spite of having influence by recalls and other safety measures, such as the temporary decrease in retail sales of Toyota brand’s vehicle by 18 thousand vehicles, or 15.8%, in January, 2010 and 9 thousand vehicles, or 8.5%, decrease in February, 2010 in each case compared with the same month in the prior year. However, net revenues decreased primarily as a result of a decrease in vehicle unit sales by 114 thousand vehicles during fiscal 2010 compared with the prior fiscal year due to a significant decrease in vehicle unit sales by 453 thousand vehicles, or 33.4%, caused by the downturn in the market during the first half of fiscal 2010 and the impact of fluctuation in foreign currency translation rates of ¥474.6 billion.

3

Europe

	Thousands of units
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,062	858	(204)	(19.2)%

	Yen in millions
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Net revenues:
Sales of products	¥2,911,234	¥2,065,768	¥(845,466)	(29.0)%
Financial services	101,894	81,281	(20,613)	(20.2)
Total	¥3,013,128	¥2,147,049	¥(866,079)	(28.7)%

Although retail sales of Toyota brand’s vehicle increased in some European countries such as 9 thousand vehicles, or 8.5%, increase in Germany and 7 thousand vehicles, or 14.5%, increase in Spain compared with the prior fiscal year benefiting from various government stimulus packages, net revenues in Europe overall decreased primarily due to the 204 thousand vehicles decrease in Toyota’s vehicle unit sales which resulted from the downturn in the market and the impact of fluctuations in foreign currency translation rates of ¥260.6 billion.

Asia

	Thousands of units
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Toyota’s consolidated vehicle unit sales	905	979	74	8.3%

	Yen in millions
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Net revenues:
Sales of products	¥2,676,939	¥2,612,595	¥(64,344)	(2.4)%
Financial services	42,390	42,732	342	0.8
Total	¥2,719,329	¥2,655,327	¥(64,002)	(2.4)%

Although Toyota’s vehicle unit sales increased by 74 thousand vehicles, particularly in Thailand and Indonesia, compared with the prior fiscal year due primarily to various government stimulus packages, net revenues in Asia decreased due primarily to the unfavorable impact of fluctuations in foreign currency translation rates of ¥212.9 billion. Eliminating the difference in the Japanese yen value used for translation purposes of ¥212.9 billion, net revenues would have increased by ¥148.6 billion.

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Other

	Thousands of units
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,443	1,139	(304)	(21.1)%

	Yen in millions
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Net revenues:
Sales of products	¥1,779,089	¥1,571,846	¥(207,243)	(11.6)%
Financial services	103,811	102,015	(1,796)	(1.7)
Total	¥1,882,900	¥1,673,861	¥(209,039)	(11.1)%

Net revenues in Other decreased due to decreases of Toyota’s vehicle unit sales by 48 thousand vehicles in Central and South America, 10 thousand vehicles in Oceania, and 105 thousand vehicles in Africa compared to the prior fiscal year as a result of a downturn in the markets.

Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Operating costs and expenses
Cost of products sold	¥17,468,416	¥15,971,496	¥(1,496,920)	(8.6	) %
Cost of financing operations	987,384	712,301	(275,083)	(27.9)
Selling, general and administrative	2,534,781	2,119,660	(415,121)	(16.4)
Total	¥20,990,581	¥18,803,457	¥(2,187,124)	(10.4)%

Yen in millions
2010 v. 2009 Change
Changes in operating costs and expenses:
Effect of decrease in vehicle unit sales and changes in sales mix	¥(110,000)
Effect of fluctuation in foreign currency translation rates	(963,300)
Effect of increase in parts sales	11,200
Effect of decrease in research and development expenses	(178,700)
Effect of cost reduction efforts ,decrease in fixed costs and other efforts	(946,324)
Total	¥(2,187,124)

Operating costs and expenses decreased by ¥2,187.1 billion, or 10.4%, to ¥18,803.4 billion during fiscal 2010 compared with the prior fiscal year. This decrease resulted primarily from the ¥963.3 billion impact of fluctuations in foreign currency translation rates, the ¥520.0 billion impact of cost reduction efforts, the ¥470.0 billion decrease in fixed costs including the ¥178.7 billion decrease in research and development expenses, and the approximate ¥110.0 billion impact on  costs of products attributable to the decrease in vehicle unit sales and the changes in sales mix, partially offset by the ¥11.2 billion impact of increase in parts sales. The decrease in fixed costs are partially offset by the ¥105.7 billion increase in costs resulting from a change in the estimation model of expenses related to future recalls and other safety measures.

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Cost Reduction Efforts

During fiscal 2010, continued cost reduction efforts reduced operating costs and expenses by approximately ¥520.0 billion. The cost reduction efforts include decrease in the prices of steel, precious metals, non-ferrous alloys including aluminum, plastic parts and other production materials and parts. In fiscal 2010, the decline in raw materials prices and, continued cost reduction efforts, by working closely with suppliers, contributed to the improvement in earnings. These cost reduction efforts related to ongoing value engineering and value analysis activities, the use of common parts that result in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of Products Sold

Cost of products sold decreased by ¥1,496.9 billion, or 8.6%, to ¥15,971.5 billion during fiscal 2010 compared with the prior fiscal year. The decrease resulted primarily from the ¥738.5 billion impact of fluctuations in foreign currency translation rates, the ¥520.0 billion impact of cost reduction efforts, the ¥159.4 billion of decrease in fixed costs and other efforts including the ¥178.7 billion decrease in research and development expenses, and the ¥88.0 billion impact of the decrease in vehicle unit sales and changes in sales mix, partially offset by the ¥9.0 billion impact of increases in parts sales. The decrease in fixed costs was due mainly to the ¥178.7 billion decline in research and development expenses and the ¥39.1 billion decline in labor costs as a result of profit improvement initiatives. The decrease in vehicle unit sales and the changes in sales mix were due to factors such as the substantial contraction of the automotive market caused by the financial crisis since the fall of 2008. The decrease in research and development expenses is attributable to reduced development costs realized as a result of Toyota’s more focused investment decisions for the future such as in environmental technologies, and effective management over research and development expenses spending.

Cost of Financing Operations

Yen in millions
2010 v. 2009 Change
Changes in cost of financing operations:
Effect of fluctuation in foreign currency translation rates	¥(83,500)
Effect of changes in funding costs	(70,000)
Effect of increase in valuation gains on interest rate swaps stated at fair value	(64,500)
Effect of decrease in provision for residual value losses	(50,000)
Other	(7,083)
Total	¥(275,083)

Cost of financing operations decreased by ¥275.1 billion, or 27.9%, to ¥712.3 billion during fiscal 2010 compared with the prior year. The decrease resulted primarily from the ¥83.5 billion impact of fluctuations in foreign currency translation rates, the ¥70.0 billion favorable impact of changes in funding costs, the ¥64.5 billion recognition of valuation gains on interest rate swaps stated at fair value, and the ¥50.0 billion decrease in provision for residual value losses. The favorable impact of changes in funding costs is attributable to a decline in market interest rates. The decrease in provision for residual value losses is primarily attributable to the recovery of the used vehicles markets particularly in the United States and other effects, partially offset by the impact from the recalls and other safety measures. Toyota judges this impact does not have a material impact on Toyota’s consolidated financial statements though it is difficult to quantify the impact from the recalls and other safety measures in residual value losses accurately.

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Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by ¥415.1 billion, or 16.4%, to ¥2,119.6 billion during fiscal 2010 compared with the prior fiscal year. This decrease mainly reflects the ¥173.8 billion decrease for the financial services operations and the ¥84.9 billion decrease of marketing expense. The decrease in the financial services operations is primarily due to the ¥140.0 billion decrease in provision for credit losses and net charge-offs, which is attributable to the 0.46% rise in the ratio of credit losses as a result of the economic downturn mainly in the United States in the prior fiscal year, partially offset by the ¥37.3 billion impact from the recalls and other safety measures. The decrease in marketing expense is attributable to reduced marketing costs realized as a result of the profit improvement initiatives.

Operating Income and Loss

Yen in millions
2010 v. 2009 Change
Changes in operating income and loss:
Effect of decrease in vehicle unit sales and changes in sales mix and other operational factors	¥(370,000)
Effect of increase in parts sales	23,700
Effect of fluctuation in foreign currency translation rates	(23,600)
Effect of decrease in research and development expenses	178,700
Effect of cost reduction efforts, decrease in fixed costs and other efforts	799,727
Total	¥608,527

Toyota’s operating income increased by ¥608.5 billion to an operating income of ¥147.5 billion during fiscal 2010 compared with the prior year. This operating income was favorably impacted by the ¥799.7 billion effect of cost reduction efforts, decrease in fixed costs and other efforts, the ¥178.7 billion decrease in research and development expenses, and the ¥23.7 billion impact of increase in parts sales, partially offset by the ¥380.0 billion impact of decrease in vehicle unit sales and changes in sales mix. The effect of cost reduction efforts, decrease in fixed costs and other efforts was favorably impacted by the ¥520.0 billion effect of cost reduction efforts, the ¥291.3 billion decrease in fixed costs and other efforts excluding decrease in research and development expenses and the ¥270.0 billion increase in operating income in the financial services business, partially offset by the ¥320.0 billion effects of changes in exchange rates. The decrease in fixed costs and other efforts are partially offset by the ¥105.7 billion increase in costs resulting from a change in the estimation model of expenses related to future recalls and other safety measures.

During fiscal 2010, operating income (before the elimination of intersegment profits), increased by ¥475.6 billion in North America, increased by ¥27.5 billion, or 15.6%, in Asia, and increased by ¥27.9 billion, or 31.9% in Other compared with the prior fiscal year. During fiscal 2010, operating loss (before the elimination of intersegment profits) decreased by ¥12.3 billion in Japan and decreased by ¥110.3 billion in Europe compared with the prior fiscal year.

The following is a discussion of operating income and loss in each geographic market.

Japan

Yen in millions
2010 v. 2009 Change
Changes in operating income and loss:
Effect of decrease in production volume and vehicle unit sales in the export markets and other operational factors	¥(325,000)
Effect of cost reduction efforts, decrease in fixed costs and other efforts	337,289
Total	¥12,289

The decrease in operating losses in Japan was mainly due to the ¥460.0 billion impact of cost reduction efforts, the ¥230.0 billion decrease in fixed costs and other efforts in the automotive operations segment, partially offset by the ¥330.0 billion impact of decreases in both production volume and vehicle unit sales in the export markets and the ¥330.0 billion effects of changes in exchange rates. The decreases in both production volume and vehicle unit sales in the export markets are attributable to the difficult market conditions particularly in North America and Europe.

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North America
Yen in millions
2010 v. 2009 Change
Changes in operating income and loss:
Effect of decrease in production volume and vehicle unit sales and other operational factors	¥(30,000)
Effect of fluctuation in foreign currency translation rates	(4,100)
Effect of cost reduction efforts, decrease in fixed costs and other efforts	509,782
Total	¥475,682

The increase in operating income in North America was due mainly to the ¥270.0 billion increase in operating income in the financial services business including the ¥150.0 billion decrease in the provision for credit losses and net charge-offs and the ¥50.0 billion decrease in the provision for residual value losses of sales finance subsidiaries in the United States, the ¥130.0 billion decrease in fixed costs, the ¥50.0 billion impact of cost reduction efforts, and other efforts, partially offset by the ¥40.0 billion impact of decreases in both production volume and vehicle unit sales and the ¥4.1 billion impact of the fluctuations in foreign currency translation rates. The decreases in both production volume and vehicle unit sales in North America are attributable to the substantial decline in vehicle unit sales by 453 thousand vehicles of commercial vehicles and passenger vehicles due to the downturn in the market in the first half of fiscal year 2010.

Europe

Yen in millions
2010 v. 2009 Change
Changes in operating income and loss:
Effect of decrease in production volume and vehicle unit sales and other operational factors	¥(60,000)
Effect of fluctuation in foreign currency translation rates	4,900
Effect of cost reduction efforts, decrease in fixed costs and other efforts	165,378
Total	¥110,278

The decrease in operating loss in Europe was mainly due to the ¥110.0 billion decrease in fixed costs and the ¥10.0 billion impact of cost reduction efforts in the automotive operations, the ¥10.0 billion increase in operating income in the financial services business, the ¥4.9 billion impact of fluctuations in foreign currency translation rates, and other efforts, partially offset by the ¥60.0 billion reduction of both production volume and vehicle unit sales. The decreases in both production volume and vehicle unit sales in Europe was attributable to the decline in vehicle unit sales by 204 thousand vehicles in the overall European market compared to the prior fiscal year despite sales growth in some of the countries that benefited from government stimulus packages.

Asia

Yen in millions
2010 v. 2009 Change
Changes in operating income and loss:
Effect of increase in production volume and vehicle unit sales and other operational factors	¥20,000
Effect of fluctuation in foreign currency translation rates	(16,200)
Effect of cost reduction efforts, decrease in fixed costs and other efforts	23,667
Total	¥27,467

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The increase in operating income in Asia was mainly due to the ¥20.0 billion impact of increase in production volume and vehicle unit sales and the ¥10.0 billion impact of cost reduction efforts in the automotive operations segment, and other efforts, partially offset by the ¥16.2 billion impact of fluctuation in foreign currency translation rates. The increase in production volume and the increase in vehicle unit sales by 74 thousand vehicles in Asia compared to the prior fiscal year was primarily attributable to the recovery of Asian automotive markets, particularly in Thailand and Indonesia, benefiting from the government stimulus packages.

Other Income and Expenses

Interest and dividend income decreased by ¥60.2 billion, or 43.5%, to ¥78.2 billion during fiscal 2010 compared with the prior fiscal year mainly due to the ¥45.2 billion decrease in interest income reflecting decreases in market interest rates.

Interest expense decreased by ¥13.5 billion, or 28.7%, to ¥33.4 billion during fiscal 2010 compared with the prior fiscal year.

Foreign exchange gains, net increased by ¥70.0 billion to ¥68.2 billion during fiscal 2010 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the year, including those settled using forward foreign currency exchange contracts. During fiscal 2010, the currencies of various countries strengthened against the US dollar rapidly. In such a situation, Toyota records foreign exchange transaction gains from accounts payable and long term debt of subsidiaries denominating currencies in US dollar, especially long term debts. A main factor contributing to the significantly greater level of impact of foreign exchange on fiscal 2010 results is that Toyota’s Canadian subsidiaries recorded a ¥50.0 billion foreign exchange gain from long term debt payables in US dollar to Toyota compared with the prior fiscal year, as the Canadian dollar strengthened against the US dollar rapidly during fiscal 2010.

Other income, net increased by ¥220.0 billion to ¥30.9 billion during fiscal 2010 compared with the prior fiscal year. This increase was mainly due to the recognition of ¥139.6 billion impairment losses on certain available-for sale securities in the prior fiscal year.

Income Taxes

The provision for income taxes increased by ¥149.1 billion to ¥92.6 billion during fiscal 2010 compared with the prior year primarily due to the increase in income before income taxes. The effective tax rate was 31.8%, which was lower than the statutory tax rate in Japan. This was primarily due to the ¥741.4 billion increase in income before income taxes of overseas subsidiaries whose statutory tax rates were lower than the statutory tax rate in Japan.

Net Income and Loss attributable to the Noncontrolling Interest and Equity in Earnings of Affiliated Companies

Net income attributable to the noncontrolling interest increased by ¥59.0 billion to ¥34.8 billion during fiscal 2010 compared with the prior year. This increase was mainly due to an increase in net income attributable to the shareholders of consolidated subsidiaries.

Equity in earnings of affiliated companies during fiscal 2010 increased by ¥2.7 billion, or 6.3%, to ¥45.4 billion compared with the prior fiscal year. This increase was due to an increase in net income attributable to the shareholders of affiliated companies.

Net Income and Loss attributable to Toyota Motor Corporation

Net income attributable to Toyota Motor Corporation increased by ¥646.4 billion to ¥209.4 billion during fiscal 2010 compared with the prior fiscal year.

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Other Comprehensive Income and Loss

Other comprehensive income increased by ¥1,127.4 billion to ¥260.9 billion for fiscal 2010 compared with the prior fiscal year. This increase resulted primarily from unrealized holding gains on securities in fiscal 2010 of ¥176.4 billion compared with losses of ¥293.1 billion in the prior fiscal year, and from favorable foreign currency translation adjustments of ¥9.8 billion in fiscal 2010 compared with losses of ¥381.3 billion in the prior fiscal year. The increase in unrealized holding gains on securities was mainly due to the recognition of ¥139.6 billion impairment losses on certain available-for sale securities in the prior fiscal year.

Segment Information

The following is a discussion of results of operations for each of Toyota’s operating segments. The amounts presented are prior to intersegment elimination.

	Yen in millions
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Automotive:
Net revenues	¥18,564,723	¥ 17,197,428	¥(1,367,295)	(7.4)%
Operating income (loss)	(394,876)	(86,370)	308,506	－
Financial Services:
Net revenues	1,377,548	1,245,407	(132,141)	(9.6)
Operating income (loss)	(71,947)	246,927	318,874	－
All Other:
Net revenues	1,184,947	947,615	(237,332)	(20.0)
Operating income (loss)	9,913	(8,860)	(18,773)	－
Intersegment elimination/unallocated amount:
Net revenues	(597,648)	(439,477)	158,171	－
Operating income (loss)	(4,101)	(4,181)	(80)	－

Automotive Operations Segment

The automotive operations segment is Toyota’s largest operating segment by net revenues. Net revenues for the automotive segment decreased during fiscal 2010 by ¥1,367.3 billion, or 7.4%, compared with the prior year to ¥17,197.4 billion. The decrease was primarily due to fluctuations in foreign currency translation rates of ¥886.5 billion and decreased vehicle unit sales and the changes in sales mix of approximately ¥570.0 billion, partially offset by increased parts sales of ¥34.9 billion.

Operating loss from the automotive operations decreased by ¥308.5 billion during fiscal 2010 compared with the prior year to an operating loss of ¥86.3 billion. This decrease in operating loss was primarily due to the ¥520.0 billion impact of cost reduction efforts, the ¥470.0 billion decrease in fixed costs, the ¥23.7 billion impact of increase in parts sales, and other efforts, partially offset by the ¥380.0 billion impact of decrease in vehicle unit sales and changes in sales mix and the ¥320.0 billion effects of changes in exchange rates.

The decrease in vehicle unit sales and changes in sales mix was due primarily to decrease in vehicle unit sales by  330 thousand vehicles which resulted from the generally difficult market conditions in the automotive industry during fiscal 2010 compared with the prior fiscal year. The decrease in fixed costs was due mainly to the ¥178.7 billion decline in research and development expenses and the ¥62.7 billion decline in labor costs, as a result of profit improvement initiatives, partially offset by ¥105.7 billion increase in costs resulting from a change in the estimation model of expenses related to future recalls and other safety measures.

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Financial Services Operations Segment

Net revenues for the financial services operations decreased during fiscal 2010 by ¥132.1 billion, or 9.6%, compared to the prior year to ¥1,245.4 billion. This decrease was primarily due to the unfavorable impact of fluctuations in foreign currency translation rates of ¥93.3 billion. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues for its financial services operations would have been approximately ¥1,338.7 billion during fiscal 2010, a 2.8% decrease compared with the prior fiscal year. The decrease in net revenues eliminating the difference in the Japanese yen value used for translation purposes of ¥93.3 billion resulted primarily from the ¥63.5 billion decrease in rental income from vehicles and equipment on operating leases.

Operating income from financial services operations increased by ¥318.9 billion to ¥246.9 billion during fiscal 2010 compared with the prior year. This increase was primarily due to the ¥140.0 billion decrease in provision for credit losses and net charge-offs, the ¥64.5 billion of the recognition of valuation gains on interest rate swaps stated at fair value, and the ¥50.0 billion decrease in provision for residual value losses.

The decrease in provision for credit losses and net charge-offs is primarily attributable to the ¥150.0 billion increase in provision for credit losses and net charge-offs in the United States primarily due to the 0.46% rise in the ratio of credit losses as a result of the economic downturn in the prior fiscal year, partially offset by the ¥37.3 billion impact from the recalls and other safety measures. The decrease in provision for residual value losses is primarily attributable to the recovery in the used vehicle market, partially offset by the impact from the recalls and other safety measures. Toyota judges this impact does not have a material impact on Toyota’s consolidated financial statements though it is difficult to quantify the impact from the recalls and other safety measures in residual value losses accurately.

Ratio of credit loss experience in the United States is as follows:

	Year ended March 31,
	2009	2010
Net charge-offs as a percentage of average gross earning assets:
Finance receivables	1.54%	1.15%
Operating lease	0.86	0.63
Total	1.37%	1.03%

All Other Operations Segment

Net revenues for Toyota’s other operations segment decreased by ¥237.3 billion, or 20.0%, to ¥947.6 billion during fiscal 2010 compared with the prior year.

Operating income from Toyota’s other operations segment decreased by ¥18.8 billion, to operating loss of ¥8.9 billion during fiscal 2010 compared with the prior year.

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